Filed by Devon Energy Corporation
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Of the Securities Act of 1934
Subject Company: Ocean Energy, Inc.
Commission File No. 1-8094

Investor Notice

     Devon Energy Corporation (“Devon”) and Ocean Energy, Inc. (“Ocean”) will file a proxy statement/prospectus and other documents regarding the proposed merger described in this investor presentation with the Securities and Exchange Commission. Investors and security holders are urged to read the proxy statement/prospectus when it becomes available, because it will contain important information about Devon and Ocean and the proposed transaction. A definitive proxy statement/prospectus will be sent to security holders of Devon and Ocean seeking their approval of the transaction. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus (when available) and other documents filed by Devon and Ocean with the SEC at the SEC’s web site at http://www.sec.gov/. The definitive proxy statement/prospectus and other relevant documents may also be obtained free of cost by directing a request to Devon Energy Corporation, 20 North Broadway, Oklahoma City, Oklahoma 73102-8260, Attention: Investor Relations, telephone: (405) 552-4570, e-mail: judy.roberts@dvn.com or to Ocean Energy, Inc., 1001 Fannin Street, Suite 1600, Houston, Texas 77002-6794, Attention: Investor Relations, telephone: (713) 265-6161, e-mail: ir@oceanenergy.com.

     Devon and Ocean and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Devon and Ocean in connection with the merger. Information about Devon and Ocean and their respective directors and officers can be found in Devon’s and Ocean’s respective Proxy Statements and Annual Reports on Form 10-K filed with the SEC and Devon’s Registration Statement on Form S-4 filed with the SEC on March 7, 2003. In addition, information regarding the interests of Ocean’s directors and officers in the merger may be found in the Schedule 14A filed by Ocean on February 25, 2003. Additional information regarding the interests of those persons may be obtained by reading the proxy statement/prospectus when it becomes available.

Filed by Ocean Energy, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Of the Securities Act of 1934
Subject Company: Ocean Energy, Inc.
Commission File No. 1-8094

INVESTOR NOTICES

     On March 20, 2003, Devon filed a definitive joint proxy statement / prospectus with the Securities and Exchange Commission (the “SEC”) in connection with the proposed Devon / Ocean merger. Investors and security holders are urged to read the definitive joint proxy statement / prospectus regarding the proposed merger because it contains important information about Devon and Ocean and the proposed merger. Devon and Ocean intend to send the definitive joint proxy statement / prospectus to their respective shareholders beginning on March 24, 2003, seeking the shareholders’ approval of the proposed transaction. Investors and security holders may obtain a free copy of the definitive joint proxy statement / prospectus and other relevant documents by directing a request to Devon Energy Corporation, 20 North Broadway, Oklahoma City, Oklahoma 73102-8260, Attention: Investor Relations, telephone: (405) 552-4570, e-mail: judy.roberts@dvn.com or to Ocean Energy, Inc., 1001 Fannin Street, Suite 1600, Houston, Texas 77002-6794, Attention: Investor Relations, telephone: (713) 265-6161, e-mail: ir@oceanenergy.com

     Devon and Ocean and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Devon and Ocean in favor of the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of Devon and Ocean’s stockholders is set forth in the joint proxy statement / prospectus that forms a part of the Registration Statement on Form S-4, as amended, filed by Devon on March 20, 2003.

March 20, 2003

To: All Employees

From: Larry Nichols and Jim Hackett

Re: Selection of Executive Team for Combined Company

With the news that the Securities and Exchange Commission has allowed our proxy filings to “go effective,” we have scheduled our respective shareholder meetings on April 25, 2003. We are now able to take the first steps in uniting our two companies into the largest independent oil and gas company in the United States. We are pleased to announce some of the executives who will lead the combined company.

The following management assignments will become effective upon closing at the end of April.

•	Larry Nichols, Chairman and Chief Executive Officer

•	Jim Hackett, President and Chief Operating Officer

•	Brian Jennings, Senior Vice President — Corporate Finance and Development -Jennings has been with Devon since 2000, serving initially as vice president of corporate development until his election as senior vice president in 2001.

•	Mike Lacey, Senior Vice President — Exploration and Production — A 14-year veteran of Devon, Lacey has led Devon’s exploration and production operations since 1989.

•	Duke Ligon, Senior Vice President — General Counsel — Ligon has headed Devon’s legal function since 1997 and been directly involved in the company’s governmental affairs, purchasing and merger and acquisition activities.

•	Marian Moon, Senior Vice President — Administration — A 19-year employee of Devon, Moon has headed administration activities since 1999. She has oversight for human resources, office administration, information technology, process development and corporate governance.

•	John Richels, Senior Vice President — Canadian Division — Richels, who serves as Chief Executive Officer of our Canadian division, joined Devon in 1999 with the merger of Devon and Northstar Energy Corporation. He has served in executive positions with the Canadian operation for 10 years.

•	Darryl Smette, Senior Vice President — Marketing and Midstream — Smette has served in the position at Devon since 1989 and has more than 25 years experience in energy-related marketing.

•	Bill Vaughn, Senior Vice President — Finance — Vaughn has 20 years of experience in Devon’s financial functions with current responsibilities for accounting, treasury, internal compliance and tax functions.

•	John Schiller, Vice President Exploration and Production — currently Executive Vice President — Exploration and Production for Ocean, John will relocate to Oklahoma City and report to Mike Lacey. Schiller joined Ocean Energy in 1998 where he has headed International, Gulf of Mexico, and North American onshore operations.

Jim Hackett, Brian Jennings, Duke Ligon, Marian Moon and Bill Vaughn will report to Larry. Mike Lacey, John Richels and Darryll Smette will report to Jim.

With this portion of the senior management team determined, we can continue the process of staffing the combined company and structuring our two organizations to operate as one. Over the next few weeks, management from both companies will be working together to make these decisions.

We appreciate your patience during this period of transition. We are looking forward to a bright future for Devon!